UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SEC. 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SEC. 240.13D-2(a)
(Amendment No. ______)

FLORHAM CONSULTING CORP.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
340437102
(CUSIP Number)
Joseph J. Bianco 845 Third Avenue, 6th Floor New York, New York 10022 (646) 290-5290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	340437102

1	NAMES OF REPORTING PERSONS:

Joseph J. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		4,935,151*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,935,151*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,935,151

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* This number represents (i) options to purchase 1,279,484 shares of common stock of the Issuer at an exercise price equal to $0.228 per share with respect to 639,742 options and $0.50 per share with respect to 639,742 options; (ii) 1,200,000 shares of common stock of the Issuer owned by Sanjo Squared, LLC (“Sanjo”); and (iii) 50,000 shares of Series A Preferred Stock of the Issuer owned by Sanjo, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of common stock for each share of Series A Preferred Stock (an aggregate of 2,455,667 shares of common stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares. The persons sharing voting, dispositive or investment powers over Sanjo (50% each) are Joseph J. Bianco and Anil Narang, Managers.

** Based on 6,166,700 shares of common stock of the Issuer outstanding as of the date of this Schedule.

CUSIP No.	340437102

1	NAMES OF REPORTING PERSONS:

Anil K. Narang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,935,150*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,935,150*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,935,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* This number represents (i) options to purchase 1,279,484 shares of common stock of the Issuer at an exercise price equal to $0.228 per share with respect to 639,742 options and $0.50 per share with respect to 639,742 options; (ii) 1,200,000 shares of common stock of the Issuer owned by Sanjo Squared, LLC (“Sanjo”); and (iii) 50,000 shares of Series A Preferred Stock of the Issuer owned by Sanjo, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of common stock for each share of Series A Preferred Stock (an aggregate of 2,455,666 shares of common stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares. The persons sharing voting, dispositive or investment powers over Sanjo (50% each) are Joseph J. Bianco and Anil Narang, Managers.

** Based on 6,166,700 shares of common stock of the Issuer outstanding as of the date of this Schedule.

CUSIP No.	340437102

1	NAMES OF REPORTING PERSONS:

Sanjo Squared, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,311,333*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,311,333*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,311,333*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

118.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* This number represents: (i) 2,400,000 shares of common stock of the Issuer, and (ii) 100,000 shares of Series A Preferred Stock of the Issuer, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of common stock for each share of Series A Preferred Stock (an aggregate of 4,911,333 shares of common stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares. The persons sharing voting, dispositive or investment powers over Sanjo (50% each) are Joseph J. Bianco and Anil Narang, Managers.

** Based on 6,166,700 shares of common stock of the Issuer outstanding as of the date of this Schedule.

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $.0001 par value

Address of Issuer:  845 Third Avenue, 6th Floor, New York, New York 10022

Item 2.	Identity and Background

On December 16, 2009, the Issuer executed an agreement and plan of merger (the “Merger Agreement”) among the Issuer, EII Acquisition Corp. (a newly formed acquisition subsidiary of the Issuer) (“Mergerco”), Educational Investors, Inc. (“EII”) and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the “EII Securityholders”) pursuant to which Mergerco was merged with and into EII, with EII as the surviving corporation of the merger (the “Reverse Merger”), as a result of which EII became a wholly-owned subsidiary of the Issuer. Under the terms of the Merger Agreement, the EII Securityholders received (i) an aggregate of 6,000,000 shares of the Issuer’s common stock, par value $.0001 per share (the “Common Stock”), (ii) options to acquire 2,558,968 additional shares of Common Stock, fifty percent (50%) of which have an initial exercise price of $0.50 per share and fifty percent (50%) of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the Merger Agreement, and (iii) 250,000 shares of the Issuer’s Series A Preferred Stock, with each share of Series A Preferred Stock automatically convertible into 49.11333 shares of Common Stock upon the filing by the Issuer of an amendment to its certificate of incorporation which increases the authorized shares of Common Stock to at least 50,000,000.

Joseph J. Bianco is one of the reporting persons in this Schedule 13D.  On August 20, 2009, Mr. Bianco purchased options to purchase 1,666,667 (the “Bianco EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Bianco, as compensation for services performed on behalf of EII in his capacity as Chief Executive Officer.

Under the Merger Agreement, the Bianco EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Bianco Tier I Options”) and $0.50 per share with respect to 639,742 options (the “Bianco Tier II Options”). The Bianco Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier I EBTDA Per Share and the Bianco Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier II EBTDA. The Bianco Tier I and Tier II Options shall be deemed vested as of the date of grant.

Base Tier I EBTDA Per Share means: (1) $0.036 for the Measuring Year ending December 31, 2010, (2) $0.055 for the Measuring Year ending December 31, 2011, (3) $0.091 for the Measuring Year ending December 31, 2012, (4) $0.109 for the Measuring Year ending December 31, 2013, and (5) $0.137 for the Measuring Year ending December 31, 2014. Base Tier II EBTDA Per Share means: (1) $0.055 for the Measuring Year ending December 31, 2010, (2) $0.091 for the Measuring Year ending December 31, 2011, (3) $0.137 for the Measuring Year ending December 31, 2012, (4) $0.164 for the Measuring Year ending December 31, 2013, and (5) $0.191 for the Measuring Year ending December 31, 2014. EBTDA Per Share means (1) the net income after taxes (exclusive of any non-recurring or extraordinary items paid or accrued) of the Issuer and its consolidated subsidiaries (if any) in the applicable Measuring Year, plus (A) federal and state income taxes paid or accrued in such Measuring Year, (B) amounts paid or accrued in such Measuring Year in respect of depreciation of tangible assets, and (C) amounts paid or accrued in such Measuring Year in respect of amortization of intangible assets, including goodwill, all as set forth on the audited consolidated statements of income or operations of the Issuer and its consolidated subsidiaries (if any) in the applicable Measuring Year and as determined in accordance with GAAP by the Issuer’s independent accountants, divided by (2) the weighted average of the outstanding Common Stock, measured on a fully diluted basis.

Anil K. Narang is one of the reporting persons in this Schedule 13D. On August 20, 2009, Anil Narang purchased options to purchase 1,666,667 (the “Narang EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Narang, as compensation for services performed on behalf of EII in his capacity as President and Chief Operating Officer.

Under the Merger Agreement, the Narang EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Narang Tier I Options”) and $0.50 per share with respect to 639,742 options (the “Narang Tier II Options”). The Narang Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier I EBTDA Per Share and the Narang Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier II EBTDA. The Narang Tier I and Tier II Options shall be deemed vested as of the date of grant.  Base Tier I EBTDA Per Share and EBTDA Per Share have the same meanings set forth above.

Sanjo Squared, LLC (“Sanjo”) is another reporting person in this Schedule 13D.  Under the Merger Agreement, Sanjo, as an EII Securityholder, was issued (i) 2,400,000 shares of Common Stock, and (ii) 100,000 shares of Series A Preferred Stock of the Issuer, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of Common Stock for each share of Series A Preferred Stock (an aggregate of 4,911,333 shares of Common Stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of Common Stock to not less than 50,000,000 shares.

Sanjo is controlled by its two managers, namely, Mr. Joseph J. Bianco (who is also an executive officer and director of the Issuer) and Mr. Anil K. Narang (who is also an executive officer and director of the Issuer).

The address for Messrs. Bianco and Narang and Sanjo is as set forth below.

(a) Name:	Joseph J. Bianco
Anil K. Narang
Sanjo Squared, LLC

(b) Address:	Mr. Bianco’s address is 291 Seventh Avenue, PH, New York, New York 10001. The address for Mr. Narang and Sanjo is 845 Third Avenue, 6th Floor, New York, New York 10022.

(c) Name	Titles/Employment

Joseph J. Bianco	Chief Executive Officer and Chairman of the Board of Directors of Florham Consulting Corp., 845 Third Avenue, 6th Floor, New York, New York 10022.

Anil K. Narang	President, Chief Operating Officer and Director of Florham Consulting Corp., 845 Third Avenue, 6th Floor, New York, New York 10022.

(d)           None of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the reporting persons have been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Mr. Bianco is an individual and citizen of the United States.
               Mr. Narang is an individual and citizen of the United States.
               Sanjo is an entity organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 2 above.  A complete description of the transactions contemplated by the Merger Agreement is contained in the Current Report of Form 8-K of the Issuer, Date of Event: December 31, 2009, and all exhibits filed therein.

Item 4.	Purpose of Transaction

See Item 2 above. A complete description of the transactions contemplated by the Merger Agreement is contained in the Current Report of Form 8-K of the Issuer, Date of Event: December 31, 2009, and all exhibits filed therein.

(a)           Not applicable.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)           Not applicable.

(g)           Promptly following the date of this Schedule, the Issuer will file an Information Statement on Schedule 14C under the Exchange Act, and upon the effectiveness of such Information Statement and the expiration of the requisite 20 day period following mailing of such Information Statement to the Issuer’s shareholders, the Issuer will amend and restate its certificate of incorporation to, among other things: (i) increase its authorized Common Stock to 50,000,000 shares; and (ii) change the corporate name of the Issuer to “Educational Investors Corp.”.

(h)           Not applicable.

(i)           Not applicable.

(j)           Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)  The aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,935,151 shares with respect to Mr. Bianco, representing 80.0% of the outstanding Common Stock of the Issuer as of the date of this Schedule. This number represents (i) options to purchase 1,279,484 shares of common stock of the Issuer directly owned by Mr. Bianco at an exercise price equal to $0.228 per share with respect to 639,742 options and $0.50 per share with respect to 639,742 options; (ii) 1,200,000 shares of common stock of the Issuer owned by Sanjo Squared, LLC (“Sanjo”); and (iii) 50,000 shares of Series A Preferred Stock of the Issuer owned by Sanjo, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of common stock for each share of Series A Preferred Stock (an aggregate of 2,455,667 shares of common stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares. The persons sharing voting, dispositive or investment powers over Sanjo (50% each) are Joseph J. Bianco and Anil Narang, Managers.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,935,150 shares with respect to Mr. Narang, representing 80.0% of the outstanding Common Stock of the Issuer as of the date of this Schedule. This number represents (i) options to purchase 1,279,484 shares of common stock of the Issuer directly owned by Mr. Narang at an exercise price equal to $0.228 per share with respect to 639,742 options and $0.50 per share with respect to 639,742 options; (ii) 1,200,000 shares of common stock of the Issuer owned by Sanjo Squared, LLC (“Sanjo”); and (iii) 50,000 shares of Series A Preferred Stock of the Issuer owned by Sanjo, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of common stock for each share of Series A Preferred Stock (an aggregate of 2,455,666 shares of common stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 7,311,333 shares with respect to Sanjo, representing 118.6% of the outstanding Common Stock of the Issuer as of the date of this Schedule. This number represents (i) 2,400,000 shares of common stock of the Issuer, and (ii) 100,000 shares of Series A Preferred Stock of the Issuer, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of common stock for each share of Series A Preferred Stock (an aggregate of 4,911,333 shares of common stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares.

(b)  Messrs. Bianco and Narang have shared voting power (50% each) over the shares of the Issuer’s common stock beneficially owned by Sanjo. Mr. Bianco has also been appointed as Chief Executive Officer and Chairman of the Board of Directors of the Issuer, effective on December 31, 2009.  Mr. Narang has also been appointed as President, Chief Operating Officer and Director of the Issuer, effective on December 31, 2009.

(c)  See Item 2 above.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 2 above.

Item 7.	Material to Be Filed as Exhibits

(1)           Not Applicable.

(2)           Not Applicable

(3)           Not Applicable.

{Signature Page Follows}

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joseph J. Bianco
Joseph J. Bianco
Date: January 11, 2010

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anil K. Narang
Anil K. Narang
Date: January 11, 2010

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sanjo Squared, LLC

By: /s/ Joseph J. Bianco
Name: Joseph J. Bianco
Title: Manager
Date: January 11, 2010

/s/ Anil K. Narang
Name: Anil K. Narang
Title: Manager
Date: January 11, 2010